Exhibit (g.13)

May 19, 2009

State Street Bank and Trust Company
One Federal Street
Boston, MA 02110
Attn: Fund Administration Department

     RE: Assignment of Services Agreement

Dear Sir or Madam:

On October 1, 2001, State Street Bank and Trust Company (“State Street”) entered into that certain Services Agreement, as amended from time to time (the “Agreement”) with Members Capital Advisors, Inc. (“MCA”) to furnish certain services to the Ultra Series Fund (the “Trust”). On April 15, 2009, Madison Asset Management, LLC (“MAM”), entered into an agreement with MCA to acquire MCA’s investment advisory assets and, pending approval of the Trust’s shareholders, assuming its role as investment adviser to the Trust (the “Transaction”).

Section 14 of the Agreement provides that it shall not be assigned by either party without prior consent in writing of the other party. This letter is intended to document (1) the assignment by MCA of the rights and obligations under the Agreement to MAM effective upon consummation of the Transaction and (2) State Street’s acceptance of such assignment. This letter shall also serve to change the address for notices to the Adviser (as assigned and also effective upon consummation of the Transaction) to: 550 Science Drive, Madison, WI 53711, fax (608) 274-7905.

Please indicate your acceptance by signing the enclosed copy of this letter in the space provided and returning it to the undersigned at 550 Science Drive, Madison, WI 53711.

Very truly yours,

MADISON ASSET MANAGEMENT, LLC      MEMBERS CAPITAL ADVISORS, INC.

By:                                     By:

ACCEPTED AND AGREED TO BY:

STATE STREET BANK AND TRUST

By: